Exhibit 99.1

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at September 30, 2013	As at December 31, 2012
ASSETS
Current assets
Cash and cash equivalents		$86,913,608	$38,954,181
Accounts receivable		5,869,959	4,056,954
Prepaid expenses and other assets		1,141,727	852,674
Inventories	2	3,680,591	1,713,577

Non-current assets
Property and equipment, net	3	12,535,370	10,717,661
Deferred tax assets		—	170,442
Intangible assets, net	4	3,352,539	1,121,808

Total Assets		$113,493,794	$57,587,297

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$4,609,020	$3,407,329
Provisions		246,720	85,260
Deferred revenue		867,673	637,864
Deferred partnership fee revenue	7	1,300,000	1,300,000
Repayable government assistance	6	66,976	203,148
Convertible debentures	6	—	4,656,746

Non-current liabilities
Deferred tax liabilities		—	170,442
Deferred revenue		161,432	144,204
Deferred partnership fee revenue	7	2,316,666	3,291,666
Repayable government assistance	6	—	17,946
Shareholder warrants	5	26,510,990	13,002,930

Total Liabilities		$36,079,477	$26,917,535

Shareholders’ equity
Share capital	10	$207,323,007	$139,946,563
Contributed surplus	8	8,317,847	7,908,224
Equity component of convertible debentures	6	—	1,454,353
Deficit		(138,226,537)	(118,639,378)

Total Shareholders’ equity		$77,414,317	$30,669,762

Total Liabilities and Shareholders’ Equity		$113,493,794	$57,587,297

Common shares outstanding	10	48,616,605	40,226,243

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the nine months ended
	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012

Product sales		$8,000,161	$5,101,480	$21,376,114	$13,266,856
Royalty revenue		364,500	349,812	1,272,944	1,304,145
Partnership fee revenue	7	325,000	325,000	975,000	975,000
Service revenue		206,133	208,207	648,128	597,378

Total revenues		8,895,794	5,984,499	24,272,186	16,143,379
Cost of sales		3,153,741	2,123,048	8,929,135	6,256,292

Gross profit		5,742,053	3,861,451	15,343,051	9,887,087

Selling and distribution costs		3,336,720	1,289,035	9,197,424	3,569,361
Research and development expenses		2,159,453	1,777,474	5,692,477	4,317,536
Administrative expenses		1,264,217	1,863,593	4,367,689	4,971,898
Write-down of equipment		25,488	—	25,488	—
Write-down of inventory		—	57,540	31,285	57,540

Total operating expenses		6,785,878	4,987,642	19,314,363	12,916,335

Loss from operations		(1,043,825)	(1,126,191)	(3,971,312)	(3,029,248)

Finance costs	6	(3,218)	(178,673)	(179,707)	(527,095)
Finance income		34,123	25,407	66,827	40,829
Warrants revaluation adjustment	5	(5,881,543)	(8,038,030)	(15,460,467)	(11,947,389)
Gain on investment		—	25,000	25,000	25,000

Loss from operations before income taxes		(6,894,463)	(9,292,487)	(19,519,659)	(15,437,903)
Income tax expense		(22,500)	—	(67,500)	—

Net loss and comprehensive loss for the period		($6,916,963)	($9,292,487)	($19,587,159)	($15,437,903)

Basic and diluted loss and comprehensive loss per share for the period	11	($0.14)	($0.23)	($0.43)	($0.41)

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total

As at December 31, 2012	$139,946,563	$7,908,224	$1,454,353	($118,639,378)	$30,669,762
Loss and comprehensive loss	—	—	—	(2,932,280)	(2,932,280)
Exercise of convertible debenture	6,194,625	—	(1,434,840)	—	4,759,785
Exercise of warrants	932,322	(23,052)	—	—	909,270
Exercise of options	76,110	(26,908)	—	—	49,202
Stock-based compensation	—	399,837	—	—	399,837

As at March 31, 2013	$147,149,620	$8,258,101	$19,513	($121,571,658)	$33,855,576

Loss and comprehensive loss	—	—	—	(9,737,916)	(9,737,916)
Public offering	54,674,930	—	—	—	54,674,930
Exercise of convertible debenture	85,530	—	(19,513)	—	66,017
Exercise of warrants	1,665,039	—	—	—	1,665,039
Exercise of options	2,479,198	(916,283)	—	—	1,562,915
Stock-based compensation	—	816,858	—	—	816,858

As at June 30, 2013	$206,054,317	$8,158,676	—	($131,309,574)	$82,903,419

Loss and comprehensive loss	—	—	—	(6,916,963)	(6,916,963)
Exercise of options	1,268,690	(481,931)	—	—	786,759
Stock-based compensation	—	641,102	—	—	641,102

As at September 30, 2013	$207,323,007	$8,317,847	—	($138,226,537)	$77,414,317

As at December 31, 2011	$98,695,023	$6,772,298	$1,454,353	($106,295,245)	$626,429
Loss and comprehensive loss	—	—	—	(4,744,883)	(4,744,883)
Exercise of warrants	130,627	(130,627)	—	—	—
Stock-based compensation	—	253,488	—	—	253,488

As at March 31, 2012	$98,825,650	$6,895,159	$1,454,353	($111,040,128)	($3,864,966)

Loss and comprehensive loss	—	—	—	(1,400,533)	(1,400,533)
Public offering	36,946,898	—	—	—	36,946,898
Exercise of options	115,808	(41,982)	—	—	73,826
Exercise of warrants	582,461	—	—	—	582,461
Stock-based compensation	—	362,136	—	—	362,136

As at June 30, 2012	$136,470,817	$7,215,313	$1,454,353	($112,440,661)	$32,699,822

Loss and comprehensive loss	—	—	—	(9,292,487)	(9,292,487)
Exercise of options	5,931	(2,474)	—	—	3,457
Share-based compensation	—	305,753	—	—	305,753

As at September 30, 2012	$136,476,748	$7,518,592	$1,454,353	($121,733,148)	$23,716,545

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three months ended		For the nine months ended
	Notes	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
OPERATING ACTIVITIES
Loss and comprehensive loss for the period		($6,916,963)	($9,292,487)	($19,587,159)	($15,437,903)
Items not affecting cash
Depreciation of property and equipment	3	866,890	588,023	2,396,719	1,502,201
Amortization of intangible assets	4	76,188	284,190	246,683	866,435
Stock-based compensation	8	641,102	305,753	1,857,797	921,377
Imputed interest on convertible debentures	6	—	109,617	169,056	320,957
Warrants revaluation adjustment	5	5,881,543	8,038,030	15,460,467	11,947,389
Gain on investment		—	(25,000)	(25,000)	(25,000)
Write-down of equipment	3	25,488	—	25,488	—
Write-down of inventory	2	—	57,540	31,285	57,540

		574,248	65,666	575,336	152,996

Changes in working capital
Decrease (increase) in accounts receivable		923,674	35,813	(1,813,005)	(877,796)
Increase in inventories		(346,139)	(670,885)	(1,998,299)	(1,256,355)
Decrease (increase) in prepaid expenses and other		270,880	265,506	(118,611)	51,491
(Decrease) increase in accounts payable and accrued liabilities		(136,457)	929,700	1,205,189	1,898,837
Increase (decrease) in deferred revenue		445,499	(18,382)	223,716	1,253

Net change in non-cash working capital balances related to operations		1,157,457	541,752	(2,501,010)	(182,570)

Decrease in long-term deferred revenue		(346,339)	(314,477)	(957,772)	(1,008,700)

Cash provided by (used in) operating activities		1,385,366	292,941	(2,883,446)	(1,038,274)

INVESTING ACTIVITIES
Purchase of property and equipment	3	(1,327,969)	(761,809)	(4,466,186)	(4,429,008)
Purchase of intangibles	4	(2,477,414)	—	(2,477,414)	—
Disposals of property and equipment	3	70,848	1,395	226,270	89,855
Redemption of long-term investment		—	25,000	25,000	25,000

Cash used in investing activities		(3,734,535)	(735,414)	(6,692,330)	(4,314,153)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	10	—	—	57,856,500	40,336,250
Transaction costs paid relating to issuance of common shares	10	—	—	(3,181,570)	(3,389,352)
Repayment of government assistance		(46,453)	(39,985)	(154,118)	(137,342)
Proceeds from exercise of options		786,759	3,457	2,398,876	77,283
Proceeds from exercise of warrants		—	—	621,912	—

Cash provided (used in) by financing activities		740,306	(36,528)	57,541,600	36,886,839

Net increase (decrease) in cash and cash equivalents		(1,608,863)	(479,001)	47,965,824	31,534,412
Impact of foreign exchange on cash and cash equivalents		1,891	10,355	(6,397)	10,004
Cash and cash equivalents at beginning of period		88,520,580	41,646,670	38,954,181	9,633,608

Cash and cash equivalents at end of period		$86,913,608	$41,178,024	$86,913,608	$41,178,024

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

1.	BASIS OF PRESENTATION

Basis of preparation

These interim condensed consolidated financial statements for the three and nine months periods ended September 30, 2013 of Novadaq Technologies Inc. [the “Company”] were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”].

The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2012 prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the IASB. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these interim condensed consolidated financial statements for the three and nine months periods ended September 30, 2013 should be read together with the annual consolidated financial statements for the year ended December 31, 2012, which are available on SEDAR at www.sedar.com.

The preparation of interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2012. These interim condensed consolidated financial statements were authorized for issue by the Board of the Directors on October 21, 2013.

New standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2012, except as noted below.

[a] IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities and amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates

The adoption of these standards and amendments had no impact on the financial statements of the Company.

[b] IFRS 13 - Fair Value Measurement

IFRS 13 defines fair value and provides guidance for measuring fair value and identifies the required disclosures pertaining to fair value measurement. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Company.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

[c] IAS 1 - Presentation of Financial Statements

The amendments enhance the presentation of other comprehensive income (“OCI”) in the financial statements, primarily by requiring the components of OCI to be presented separately for items that may be reclassified to the statement of earnings from those that remain in equity. The amendment affected presentation only and had no impact on the Company’s financial position or performance.

2.	INVENTORIES

Inventories by category are as follows:

	September 30, 2013	December 31, 2012
	$	$

Raw materials	2,993,896	1,168,045
Medical devices, software and parts	616,390	499,502
TMR kits	70,305	46,030

	3,680,591	1,713,577

For the three months period ended September 30, 2013, the Company wrote down inventory of nil to its net realizable value [three months period ended September 30, 2012 - $57,540] and for the nine months period ended September 30, 2013, the Company wrote down $31,285 of inventory to its net realizable value [nine months period ended September 30, 2012 - $57,540]. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis for finished goods and weighted average for raw materials.

For the three months period ended September 30, 2013, $1,043,484 [three months period ended September 30, 2012 - $313,317] of inventory has been recognized in cost of sales. For the nine months period ended September 30, 2013, $2,750,645 [nine months period ended September 30, 2012 - $1,119,614] of inventory has been recognized in cost of sales.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

3.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2013	14,989,715	410,413	1,254,189	236,628	16,890,945
Additions	1,209,124	6,536	36,256	—	1,251,916
Disposals	(30,887)	—	—	—	(30,887)

Balance at March 31, 2013	16,167,952	416,949	1,290,445	236,628	18,111,974

Additions	1,849,203	8,423	28,675	—	1,886,301
Disposals	(132,197)	—	—	—	(132,197)

Balance at June 30, 2013	17,884,958	425,372	1,319,120	236,628	19,866,078

Additions	1,218,870	5,283	55,727	48,089	1,327,969
Disposals	(130,186)	—	—	—	(130,186)

Balance at September 30, 2013	18,973,642	430,655	1,374,847	284,717	21,063,861

Depreciation:
Opening balance at January 1, 2013	(4,471,158)	(390,981)	(1,180,775)	(130,370)	(6,173,284)
Depreciation	(667,498)	(2,369)	(17,050)	(34,018)	(720,935)
Disposals	3,117	—	—	—	3,117

Balance at March 31, 2013	(5,135,539)	(393,350)	(1,197,825)	(164,388)	(6,891,102)

Depreciation	(755,660)	(2,931)	(20,196)	(30,107)	(808,894)
Disposals	4,545	—	—	—	4,545

Balance at June 30, 2013	(5,886,654)	(396,281)	(1,218,021)	(194,495)	(7,695,451)

Depreciation	(828,837)	(3,112)	(22,250)	(12,691)	(866,890)
Disposals	33,850	—	—	—	33,850

Balance at September 30, 2013	(6,681,641)	(399,393)	(1,240,271)	(207,186)	(8,528,491)

Net book value at September 30, 2013	12,292,001	31,262	134,576	77,531	12,535,370

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2012	8,971,551	392,190	1,161,916	185,902	10,711,559
Additions	6,350,607	18,223	92,273	50,726	6,511,829
Disposals	(332,443)	—	—	—	(332,443)

Balance at December 31, 2012	14,989,715	410,413	1,254,189	236,628	16,890,945

Depreciation:
Opening balance at January 1, 2012	(2,488,182)	(386,898)	(1,121,429)	(91,064)	(4,087,573)
Depreciation	(2,039,898)	(4,083)	(59,346)	(39,306)	(2,142,633)
Disposals	56,922	—	—	—	56,922

Balance at December 31, 2012	(4,471,158)	(390,981)	(1,180,775)	(130,370)	(6,173,284)

Net book value at December 31, 2012	10,518,557	19,432	73,414	106,258	10,717,661

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

For the three and nine months ended September 30, 2013, the Company wrote down equipment of $25,488 to its salvageable value of nil [three and nine months ended September 30, 2012 - nil]. As at September 30, 2013, medical devices includes construction-in-progress of $2,267,757 [December 31, 2012 - $1,188,369], which are not being depreciated. Depreciation will commence when the devices are placed at the medical institutions.

For the three and nine months period ended September 30, 2013, additions included expenditures of $1,349,140 [three months period ended September 30, 2012 - $682,909] and $2,969,059 [nine months period ended September 30, 2012 - $4,176,133], respectively, on SPY Elite systems placed at medical institutions to generate revenue and Pinpoint systems for use in clinical trials.

4.	INTANGIBLE ASSETS

Intangible assets include licenses, and patent rights as summarized below:

	Licenses	SPY software	Patent rights	Total
	$	$	$	$
Cost:
Opening balance at January 1, 2013	5,913,642	405,195	2,534,836	8,853,673

Balance at March 31, 2013	5,913,642	405,195	2,534,836	8,853,673

Balance at June 30, 2013	5,913,642	405,195	2,534,836	8,853,673

Additions	—	—	2,477,414	2,477,414

Balance at September 30, 2013	5,913,642	405,195	5,012,250	11,331,087

Amortization:
Opening balance at January 1, 2013	(5,854,324)	(405,195)	(1,472,346)	(7,731,865)
Amortization	(59,318)	—	(55,591)	(114,909)

Balance at March 31, 2013	(5,913,642)	(405,195)	(1,527,937)	(7,846,774)

Amortization	—	—	(55,586)	(55,586)

Balance at June 30, 2013	(5,913,642)	(405,195)	(1,583,523)	(7,902,360)

Amortization	—	—	(76,188)	(76,188)

Balance at September 30, 2013	(5,913,642)	(405,195)	(1,659,711)	(7,978,548)

Net book value at September 30, 2013	—	—	3,352,539	3,352,539

	Licenses	SPY software	Patent rights	Total
	$	$	$	$
Cost:
Opening balance at January 1, 2012	5,913,642	405,195	2,534,836	8,853,673

Balance at December 31, 2012	5,913,642	405,195	2,534,836	8,853,673

Amortization:
Opening balance at January 1, 2012	(5,142,503)	(202,597)	(1,236,139)	(6,581,239)
Amortization	(711,821)	(202,598)	(236,207)	(1,150,626)

Balance at December 31, 2012	(5,854,324)	(405,195)	(1,472,346)	(7,731,865)

Net book value at December 31, 2012	59,318	—	1,062,490	1,121,808

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

During the quarter, the Company acquired inventory and patents from Digirad Corporation related to the TRAPPER Surgical Imaging System for consideration of $2,000,000 and up to an additional $1,000,000 upon the achievement of specific regulatory and commercial milestones. In addition, a royalty on sales will be paid for a period of five years. Of the initial consideration, approximately $147,000 has been allocated to inventory, with the remainder allocated to the patents. The Company will record the additional $1,000,000 in contingent consideration upon achievement of the specific milestones.

In addition, three other patents were acquired for $625,000, resulting in total additions of $2,477,414. All patents acquired are considered to have finite useful lives varying from 13 - 21 years and will be amortized using the straight line method.

5.	WARRANTS

	Broker Warrants		February 2010 Shareholder Warrants		March 2011 Shareholder Warrants		Total
	#	$	#	$	#	$	$

December 31, 2011	78,066	93,679	609,838	1,768,439	2,129,339	6,509,666	8,371,784
Exercised	(58,856)	(70,627)	(67,407)	(437,889)	(507,493)	(3,395,609)	(3,904,125)
Revaluation	—	—	—	1,924,278	—	6,634,045	8,558,323

December 31, 2012	19,210	23,052	542,431	3,254,828	1,621,846	9,748,102	13,025,982

Exercised	(19,210)	(23,052)	(86,336)	(655,649)	—	—	(678,701)
Revaluation	—	—	—	580,245	—	1,525,797	2,106,042

March 31, 2013	—	—	456,095	3,179,424	1,621,846	11,273,899	14,453,323

Exercised	—	—	(62,222)	(661,049)	(60,331)	(635,709)	(1,296,758)
Revaluation	—	—	—	1,666,928	—	5,805,954	7,472,882

June 30, 2013	—	—	393,873	4,185,303	1,561,515	16,444,144	20,629,447

Revaluation	—	—	—	4,690,049	—	1,191,494	5,881,543

September 30, 2013	—	—	393,873	8,875,352	1,561,515	17,635,638	26,510,990

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. Shareholder warrants were initially valued at U.S. $1.86 and revalued at December 31, 2012 at U.S. $6.01 per warrant.

As at September 30, 2013, the warrants were revalued at U.S. $13.53 per warrant utilizing the following assumptions: volatility rate of 47%; risk-free interest rate of 1.04%; expected life of 2.48 years; and an exchange rate of 0.9723.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. In determining the initial fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2012 at U.S. $6.00 per warrant.

As at September 30, 2013, the warrants were revalued at U.S. $13.65 per warrant utilizing the following assumptions: volatility rate of 45%; risk-free interest rate of 0.85%; expected life of 1.39 years; and an exchange rate of 0.9723.

6.	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity	September 30, 2013	December 31, 2012
		$	$
Interest-bearing loans and borrowings
Repayable government assistance	31/03/2015	66,976	221,094
Convertible debentures	18/02/2014	—	4,656,746

Total interest-bearing loans and borrowings		66,976	4,877,840

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 [the “Debentures”]. Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures are convertible, at the option of the holder, at any time prior to maturity, into common shares of the Company at a conversion price of CDN $2.33 [U.S. $1.87] per share, subject to anti-dilution adjustments.

The Debentures bear an interest rate of 5% per annum on the full amount, payable in arrears, in equal, semi-annual instalments, in cash, or at the option of the Company, in additional debentures. The effective interest rate is 9.9%. On maturity of the Debentures, the Company has the option of repaying the principal in cash or in common shares at a conversion rate equal to 95% of the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 trading days preceding the maturity date. In the event a Fundamental Change occurs [defined as the occurrence of a “Change of Control” or a “Termination of Trading”] following the original issuance of the Debentures, it may result in the Company repurchasing the Debentures at 110% of the Debenture amount, plus accrued and unpaid interest, subject to repurchasing terms in the Debenture Agreement.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original Debenture Agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment in kind [“PIK”] debentures for $153,478 in lieu of six months’ cash interest payment due on

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

December 31, 2009. The PIK debentures are convertible into common shares of the Company with a conversion price of CDN $2.62 [U.S. $2.23] per share. All other terms are subject to the terms of the original Debenture Agreement. The effective interest rate is 6.6%.

The Debentures are required to be classified in their liability and equity components as determined by their fair values. The Company determined the liability component by discounting the Debentures of February 18, 2009 using a rate of 16.5% based on an assessment of similar companies in the marketplace. Similarly, the PIK debentures of December 31, 2009 were discounted utilizing a rate of 13.1%.

In March 2013, Fairfax Financial Holdings Ltd. exercised their right to convert debenture with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company in accordance with the terms of the Debentures. A director of the Company is also a director of Fairfax Financial Holdings Ltd.

In May 2013, two management members exercised their right to convert debt of $71,323 in exchange for 37,961 common shares of the Company in accordance with the terms of the Debentures. As at June 30, 2013, the principle value of the Debentures was nil.

7.	MARKETING AND DISTRIBUTION AGREEMENTS

LifeCell™ Corporation and Kinetics Concepts Inc.

On September 1, 2010, the Company entered into a five-year agreement with LifeCell, providing exclusive rights to market and distribute the Company’s SPY imaging system in the fields of plastic reconstructive, gastrointestinal and head and neck surgery in North America. Under the terms of the agreement, the Company received $5,000,000, including $1,000,000 from KCI, for which KCI received 281,653 shares of the Company’s common stock at a price of CDN $3.75 per share. Under the agreement, the Company shares on-going revenues from LifeCell’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon initial shipments to LifeCell. LifeCell will provide market development and commercialization activities, including professional education, clinical support, reimbursement and sales distribution for the SPY imaging system. The Company will continue to be responsible for research and development, manufacturing and field service.

On November 29, 2011, the Company, LifeCell™ Corporation [“LifeCell”] and LifeCell’s parent company, Kinetics Concepts Inc. [“KCI”], signed separate and exclusive multi-year marketing and sales distribution alliance agreements for the commercialization of the Company’s SPY imaging system for additional surgical and wound care applications in North American and certain other markets. As part of the agreements, the Company received $3,000,000 upon executing the LifeCell agreements and will receive further unrelated milestone payments. These unrelated milestone payments will consist of $1,000,000 for delivery of a newly designed wound care device for KCI to use in clinical studies and a further $1,000,000 upon delivery of the first commercial sale or rental of a wound care device. Additionally, KCI or its affiliates, including LifeCell, will pay the Company $1,000,000 upon the first commercial sale or rental of a SPY device in Japan and will also pay the Company $1,000,000 for the first commercial sale or rental of a SPY device in the Middle East, Europe or Africa. Under the agreements, the Company will share on-going revenues from LifeCell’s and KCI’s sales to end customers related to the SPY imaging system and the disposable products required to perform the SPY imaging procedure, net of contracted minimum pricing retained by the Company upon

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

initial shipments to LifeCell or KCI. LifeCell and KCI will provide sales and marketing and distribution activities to the end customer. The Company will continue to be responsible for research and development, manufacturing and field service.

On March 12, 2013, Novadaq and KCI mutually agreed to terminate the two agreements signed with KCI, the parent company, on November 29, 2011 while the two agreements signed with LifeCell on November 29, 2011 remained materially intact. Under terms of the termination agreements, Novadaq and KCI provided each other with full mutual releases from the Distribution Agreements, except for provisions relating to confidentiality. Neither party will compensate the other in connection with the termination. The termination of the KCI agreements did not affect the deferred license revenue as the funds received relate to agreements entered into with LifeCell in September 2010 and November 2011.

As at September 30, 2013, the Company’s deferred license revenue of $3,616,666 [December 2012 - $4,591,666] represents the current and long-term portion of deferred partnership fee revenue for the LifeCell agreements.

MAQUET Cardiovascular, LLC

On January 3, 2012, the Company entered into an agreement with MAQUET Cardiovascular, LLC [“MAQUET”], naming MAQUET as the exclusive United States distributor of the Company’s CO2 Heart Laser™ System TMR and the procedure kits required to perform the TMR procedure. The agreement provides for a revenue sharing formula with respect to the sales and marketing services being provided by MAQUET and the Company supplying and supporting the products.

8.	STOCK-BASED COMPENSATION PLAN

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock-based compensation cost that has been recognized for the three and nine months period ended September 30, 2013 and included in the respective function line in the interim consolidated statements of loss and comprehensive loss is $641,102 [three month period ended September 30, 2012 - $305,753] and 1,857,797 [nine month period ended September 30, 2012 - $921,377], respectively, and has been charged to deficit.

A summary of the options outstanding as at September 30, 2013 and December 31, 2012 under the Plan are presented below:

	September 30, 2013		December 31, 2012
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$

Options outstanding, beginning of period	3,066,295	3.98	2,589,211	3.18
Options granted	786,500	13.83	518,250	6.77
Options exercised	(872,262)	2.72	(24,363)	2.79
Option cancelled	(64,988)	1.90	(7,303)	2.62
Options forfeited	(42,168)	7.96	(9,500)	5.05

Options outstanding, end of period	2,873,377	7.05	3,066,295	3.98

Options exercisable, end of period	1,649,011	4.10	2,192,098	3.35

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On May 22, 2013, the Company issued 676,500 options under the Plan to employees. For the three months period ended June 30, 2013, the Company used the following assumptions to determine the fair value of the options granted: weighted average volatility rate of 51%, expected dividend yield of nil, weighted average expected life of 4 years, weighted average interest rate of 1.60% and an exchange rate of 0.9678 for employees, weighted average volatility rate of 70%, expected dividend yield of nil, weighted average expected life of 7.7 years, weighted average interest rate of 2.27% and an exchange rate of 0.9678 for board of directors and weighted average volatility rate of 74%, expected dividend yield of nil, weighted average expected life of 6.8 years, weighted average interest rate of 2.16% and an exchange rate of 0.9678 for management. There were no options granted for the three months ended September 30, 2013.

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the options is indicative of future trends, which may also not necessarily be the actual outcome.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

There have been no modifications to the Plan during the periods presented in the interim condensed consolidated financial statements.

9.	FAIR VALUE OF FINANCIAL INSTRUMENTS

[a] Fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements:

	September 30, 2013		December 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading

Cash and cash equivalents	86,913,608	86,913,608	38,954,181	38,954,181
Loans and receivables
Accounts receivable	5,869,959	5,869,959	4,056,954	4,056,954

	92,783,567	92,783,567	43,011,135	43,011,135

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	26,510,990	26,510,990	13,002,930	13,002,930
Other financial liabilities
Convertible debentures	—	—	4,656,746	4,656,746
Repayable government assistance	66,976	66,976	221,094	221,094
Accounts payable and accrued liabilities and provisions	4,855,740	4,855,740	3,492,589	3,492,589

	31,433,706	31,433,706	21,373,359	21,373,359

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, accounts receivable, repayable government assistance, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Convertible debentures are evaluated by the Company based on parameters such as interest rates and the risk characteristics of the instrument.

•	The fair value of the warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate (note 5).

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 - Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•	Level 2 - Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	September 30, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	86,913,608	—	—	38,954,181	—	—

Financial liabilities
Shareholder warrants	—	26,510,990	—	—	13,002,930	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

10.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares - unlimited, no par value; preference shares - unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$

Balance at December 31, 2012	40,226,243	139,946,563
Exercise of broker warrants pursuant to private placement	14,099	23,052
Exercise of stock options	24,242	76,110
Exercise of warrants	86,336	909,270
Exercise of convertible debenture	2,772,151	6,194,625

Balance at March 31, 2013	43,123,071	147,149,620

Public offering	4,485,000	54,674,930
Exercise of stock options	632,859	2,479,198
Exercise of warrants	122,553	1,665,039
Exercise of convertible debenture	37,961	85,530

Balance at June 30, 2013	48,401,444	206,054,317

Exercise of stock options	215,161	1,268,690

Balance at September 30, 2013	48,616,605	207,323,007

On May 1, 2013, the Company announced that it had completed the closing of its public offering of 4,485,000 common shares at a price of $12.90 per share. Gross proceeds from the offering were approximately $57,856,500 million resulting in cash proceeds of $54,674,930, net of transaction costs. The shares of the Company are registered with the SEC and listed on the NASDAQ in addition to the TSX.

11.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the period attributable to common share holders of the parent by the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2013

(Unaudited)

(expressed in U.S. dollars, except as otherwise indicated)

The following reflects the net loss and weighted average number of shares data used in the basic and diluted loss per share computations:

	For the three months ended		For the nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Loss and comprehensive loss attributable to shareholders for basic and diluted loss per share	($6,916,963)	($9,292,487)	($19,587,159)	($15,437,903)

Weighted average number of shares for basic and diluted loss per share	48,495,577	39,902,879	45,089,940	37,289,417

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these interim condensed consolidated financial statements.

12.	SEGMENTED INFORMATION

Revenue by region is as follows:

	For the three months ended		For the nine months ended
	September 30, 2013 $	September 30, 2012 $	September 30, 2013 $	September 30, 2012 $

United States & Mexico	7,023,050	5,968,339	22,065,457	15,652,339
Asia	1,814,000	14,000	1,841,140	488,880
Europe including Middle East	58,744	2,160	365,589	2,160

Total	8,895,794	5,984,499	24,272,186	16,143,379

Property and equipment, net, is as follows:

	September 30, 2013	December 31, 2012
	$	$
Canada	4,081,421	2,419,062
United States	8,453,949	8,298,599

Total	12,535,370	10,717,661